UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of registrant's name in English)

Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	September 13, 2002
By
Name:	Alvaro A. C. dos Santos
Title:		Director of Investor Relations


TELEMAR FILES SUIT AGAINST EMBRATEL FOR PAYMENT OF NETWORK USAGE FEES






Rio de Janeiro, Brazil - September 12, 2002 - Tele Norte Leste Participacoes,
 S.A. (NYSE: TNE) announced that its subsidiary Telemar Norte Leste S.A (TMAR) filed today a collection lawsuit against Embratel, in civil court, for a total of R$ 219.4 million, which represents the total past-due amount receivable related to the use of Telemar's network by Embratel.

All telecommunication companies in Brazil use a clearing system known as
 "Detraf" (Traffic Measurement Statement) to determine the appropriate remuneration for the reciprocal use of their network. The "Detraf" statement generates the monthly receivables and payables based on the reported traffic
, thus guaranteeing the integrated operation of all telecom companies in Brazil .. The company that renders this clearing service to Telemar and to other telecom companies in Brazil is Cleartech, an independent company run by the EDS Group and CPqD - Fundacao Centro de Pesquisa e Desenvolvimento das Telecomunicacoes, a research and development center formerly operated by
 Telebras.

In addition to the conditions defined in the interconnection agreements, on August 2, 2001, following Anatel's (the Brazilian National Telecommunications Agency) determination, the telecom companies signed a "Code of Conduct", an agreement setting the rules for the remuneration related to the usage of each company's network. However, since August 2001, Embratel has not been paying Telemar the full amount reported in the monthly "Detraf" statements, resulting in a nominal accumulated receivable of R$ 219.4 million.

In an attempt to collect this receivable, Telemar filed an administrative proceeding with Anatel. On July 12, 2002, the regulatory Agency determined that Embratel should pay, within 72 hours, the past due amounts related to the respective "Detraf" statements and to make full payments going forward.

As the payment has not been effected by Embratel, TMAR's management had no other alternative, in order to protect its shareholders' interests, than to take the matter to the courts, to ensure it receives the proper payment for the use of its network.

# # #





For more information, please contact:


TNE - INVESTOR RELATIONS				THOMSON FINANCIAL CORPORATE
GROUP
Roberto Terziani (terziani@telemar.com.br) 55 21 3131 1208	Rick Huber
(richard.huber@tfn.com)
Carlos Lacerda (carlosl@telemar.com.br) 55 21 3131 1314
Mariana Crespo (mariana.crespo@tfn.com)
Fax: 55 21 3131 1155
                                                Tel: 1 212 807 5026

                       Fax: 1 212 807 5025


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